Exhibit 99.1

LightInTheBox Announces Board and Management Changes

BEIJING, November 16, 2018 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced the resignation of Mr. Zhiping Qi, Chief Executive Officer of LightInTheBox, effective immediately. Mr. Qi’s resignation was one of the closing conditions for the acquisition of Ezbuy Holding Co., Ltd. (“Ezbuy”) announced on November 8, 2018 and was not due to any disagreement with the Company regarding its business, finances, accounting and/or any other affairs

Concurrently, and also as one of the closing conditions for the acquisition of Ezbuy, the Company’s Board of Directors (the “Board”) has appointed Mr. Jian He Chief Executive Officer and Director and Mr. Meng Lian as Director, effective immediately. Mr. Qi will remain on the Board as a director and has been appointed as Vice Chairman of the Board

Prior to joining LightInTheBox, Mr. Jian He was the Founder and Chief Executive Officer of Ezbuy, a Singapore-based leading cross-border e-commerce platform founded in 2010. Prior to founding Ezbuy, Mr. He worked in the semiconductor industry for 9 years including at GlobalFoundries and SMIC. As a core team member of the 0.18, 0.13-micron and 65nm technology nodes yield and product teams at GlobalFoundries and SMIC, Mr. He led managed the rapid increase in the pace of technological change, innovation, and business application. Mr. He holds a Master’s Degree from Fudan University in electrical engineering and Bachelor’s Degree in electrical engineering from Zhejiang University.

Mr. Meng Lian is a partner at IDG Capital, a leading investment firm that focuses on private equity, venture capital and mergers and acquisitions, where he has focused on internet, mobile internet, and a combination of new technology and traditional consumer products and services. Prior to joining IDG, Mr. Lian worked at New Oriental Education (NYSE: EDU). Mr. Lian receive his MBA from Hong Kong University of Science and Technology and Bachelor’s Degree in law from Ji’nan University.

Mr. Zhi Yan, Chairman of the Board of LightInTheBox, commented, “I’m pleased to welcome Jian as CEO and Meng to the Board where I am sure their deep experience will benefit LightInTheBox during this transition phase. I’d also like to thank Zhiping for serving as CEO in the interim and look forward to working closely with all of them to harness LightInTheBox’s full potential and generate value for shareholders.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 90% of global Internet users.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com